Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                Tel 212 930 9700   Fax 212 930 9725   www.srff.com

                                                June 1, 2005

Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      American Ammunition, Inc.
                  Amendment No. 3 to Form SB-2
                  File No. 333-122056

     Dear Ms. Long:

     This firm represents American Ammunition, Inc. ("American" or the "Company") in the above-referenced matter. Enclosed for filing is American's Amendment No. 3 to its Form SB-2 for filing. Below, please find our responses to your May 20, 2005 comment letter:

General

1. Please revise your registration statement to include interim financial information for your quarter ended March 31, 2005.

     Response

     We have revised the registration statement to include interim financial information for the quarter ended March 31, 2005

2. We note your response to comment 2 in our letter dated April 26, 2005. Please revise your description of the "conversion price" component of your conversion formula on page F-13 to reflect your use of "discounted market price" to reflect the component elsewhere in your document. In addition, please revise your statement of the conversion formula on page F-13 to include dividing by the discounted market price.

     Response

     We have revised the financial statements to include the correct description of the conversion formula.

3. We note your response to comment 11 of our previous letter. Please state in your prospectus whether the selling shareholder, La Jolla Cove Investors, Inc., is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that the selling security holder is not a broker-dealer or an affiliate of a broker-dealer. If La Jolla is a broker-dealer, revise the prospectus to state that it is an underwriter.

     Response

     La Jolla Cove Investors, Inc. ("La Jolla") has advised us that it is not a broker-dealer or an affiliate of a broker-dealer.

4. If La Jolla is an affiliate of a broker-dealer, disclose the following, if true:

     o    La Jolla purchased in the ordinary course of business; and

     o At the time of purchase of the securities to be resold, La Jolla had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Response

     This comment is not applicable as La Jolla has advised us that it is not a broker-dealer or an affiliate of a broker-dealer.

5. If La Jolla is an affiliate of a broker-dealer and cannot make the representations in comment 4, you must also disclose that it is an underwriter.

     Response

     This comment is not applicable as La Jolla has advised us that it is not a broker-dealer or an affiliate of a broker-dealer.

Exhibits

6. Please revise the legality opinion to correctly state the number of shares registered for resale that will be issuable upon conversion of the convertible debentures. The opinion currently covers up to 74,442,008 shares underlying the debentures, but only 71,778,358 of the shares you are registering for resale underlie the debentures.

     Response

     We have revised our opinion accordingly.

                                       ***

     Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494



                                                Sincerely,

                                                /s/Stephen Fleming
                                                -------------------------
                                                Stephen Fleming